SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, DC 20549

                                          FORM 12b 25

                                    Commission File Number

                                  NOTIFICATION OF LATE FILING

(Check One):

( )  Form 10 K  ( )  Form 11 K  ( )  Form 20 F  (X)  Form 10 Q

For the Period Ended:  March 31, 1996

( )Transition Report on Form 10 K ( )Transition Report on Form 10Q ( )Transition Report on Form 20 F ( )Transition Report on Form NSAR ( )Transition Report on Form 11 K

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                PART I  Registrant Information

Full Name of registrant:  HealthCare Imaging Services, Inc.
Former name if applicable:  N/A
Address of principal executive office:
Street and Number:  200 Schulz Drive
City, State and Zip Code:  Middletown, New Jersey 07701

                               PART II  Rule 12b 25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check appropriate box)

(X)     (a)    The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense;

(X)     (b)    The subject annual report, semi annual report, transition
               report on Form 10 K, 20 F, 11 K or Form N SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10 Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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( )     (c)    The accountant's statement or other exhibit required by
               Rule 12b 25(c) has been attached if applicable.

                                      PART III  Narrative

State below in reasonable detail the reasons why Form 10 K, 11 K, 20 F, 10 Q, N SAR or the transition report portion thereof could not be filed within the prescribed time period.

The reason the Company was unable to file the Form 10 Q for the period ended March 31, 1996 in the prescribed time period was because the Company was unable to timely determine the accounting treatment for certain expenses relating to certain extraordinary or one time transactions that occurred during the applicable accounting period. The accounting treatment was in part dependent on the outcome of certain votes at the Company's 1996 Annual Meeting of Stockholders which was held May 2, 1996.

                                  PART IV  Other Information

(1) Name and telephone number of person to contact in regard to this notification.

        Michael J. Rutkin, COO        (908)         224 9292
             (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
        no, identify report(s).                     (X)  Yes     ( )
        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes
           (X)  No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               HealthCare Imaging Services, Inc.
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 1996                         By:  /s/Michael J. Rutkin
                                                   Michael J. Rutkin
                                                   Chief Operating Officer

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